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                             July 22, 2020

       Tie Li
       Director and Chief Financial Officer
       Li Auto Inc.
       8th Floor, Block D, Building 8,
       4th District of Wangjing East Garden,
       Chaoyang District, Beijing 100102
       People's Republic of China

                                                        Re: Li Auto Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 10, 2020
                                                            File No. 333-239812

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed July 10, 2020

       Jurisdiction and Arbitration, page 189

   1. Please clearly disclose whether the exclusive forum provision applies to claims arising under the Exchange Act
or the Securities Act in this section and on page 61.
   2. Please revise to clarify, if true, that the arbitration provision does not apply to claims arising under the
Securities Act or Exchange Act. Please revise your disclosure to clarify whether purchasers in a
secondary transaction would be subject to this provision.
 Tie Li
Li Auto Inc.
July 22, 2020
Page 2
3. We note your disclosure that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please clarify whether purchasers in a secondary transaction would be subject to this provision.
General

4. We note your disclosure that Inspired Elite Investments Limited has special rights under the investor rights agreement, including the right to right to appoint, remove, and replace one director. We also note the Founder Entity has special rights, including the right to appoint, remove, and replace one director. Please revise your summary to reflect these special rights and include appropriate risk factor disclosure. Please also consider updating page 156 to reflect board appointment rights of Elite Investments
Limited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameTie Li
                                                            Division of
Corporation Finance
Comapany NameLi Auto Inc.
                                                            Office of
Manufacturing
July 22, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName